SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

INTERNATIONAL COAL GROUP, INC.

(Name of Subject Company)

INTERNATIONAL COAL GROUP, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45928H106

(CUSIP Number of Class of Securities)

Roger L. Nicholson, Esq.

Senior Vice President, Secretary and General Counsel

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

(304) 760-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Randi L. Strudler, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of International Coal Group, Inc. (“ICG” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2011 and amended and supplemented on May 20, 2011, May 27, 2011 and June 1, 2011 (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Atlas Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Arch Coal Inc., a Delaware corporation (“Parent” or “Arch”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Shares”) at a price of $14.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 16, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent with the SEC on May 16, 2011, as amended and supplemented from time to time. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended to replace the 2nd paragraph under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation – Background of the Offer” with the following:

On February 4, 2011, Bennett K. Hatfield, ICG’s President and Chief Executive Officer called John W. Eaves, Arch’s President and Chief Operating Officer, to discuss a possible asset swap transaction between Arch and ICG. During that conversation, Mr. Eaves suggested the possibility of a strategic transaction between ICG and Arch. Mr. Hatfield told Mr. Eaves that he would discuss this possibility with the ICG Board at its regular meeting on February 23.

Item 4 of the Schedule 14D-9 is hereby amended to replace the 4th paragraph under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation – Background of the Offer” with the following:

In light of this development and an upcoming Board meeting, Mr. Hatfield determined to contact the Chief Executive Officer of Company A to discuss a possible strategic transaction based on Company A’s acquisition history and public announcements regarding its strategy. Mr. Hatfield was unable to reach him. In addition, following up on Company B’s approach to Mr. Hatfield in early February regarding a possible acquisition of the Company, Mr. Hatfield and the Chief Executive Officer of Company B spoke on February 18, 2011, and scheduled a teleconference for February 21, at which representatives of Company B and ICG exchanged information and discussed a possible strategic transaction on a preliminary basis.

Item 4 of the Schedule 14D-9 is hereby amended to replace the 5th paragraph under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation – Background of the Offer” with the following:

At a Board meeting on February 23, 2011, Mr. Hatfield reviewed with the Board conditions in the coal industry generally, various recent business combination transactions in the coal industry and ICG’s prospects as an independent company. Mr. Hatfield discussed with the Board during an executive session the status of discussions with Arch, Company A and Company B and indicated that he believed that Company C (based upon prior unsolicited contacts in March 2010 and early February 2011 in which Company C expressed a general interest in an acquisition of the Company) might have an interest in a business combination transaction with ICG. The Board instructed management to continue exploratory discussions with the parties with which ICG had confidential preliminary discussions and other parties who might be reasonably expected to have an interest in pursuing such discussions, including Company C. The Board also formally authorized ICG to engage UBS as ICG’s financial advisor to assist in this process.

Item 4 of the Schedule 14D-9 is hereby amended to replace the 16th paragraph under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation – Background of the Offer” with the following:

Also on March 28, 2011 and in a follow-up call on March 29, a representative of Company D spoke with a representative of UBS to convey Company D’s interest in considering a possible business combination transaction with ICG that had not been solicited. The representative of UBS asked Company D to submit a written proposal so that the ICG Board could evaluate their proposal.

Item 4 of the Schedule 14D-9 is hereby amended to replace the 19th paragraph under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation – Background of the Offer” with the following:

The Board met on March 31, 2011. At the meeting, Mr. Hatfield updated the Board on the status of discussions with Arch, Company A, Company B and Company C and reviewed the opportunities, potential benefits and risks of each possible transaction. A representative of UBS reviewed background information and analyses related to the companies that were involved in ongoing discussions and the proposals received to date and a representative of Jones Day reviewed the Board’s fiduciary duties in this context. The Board then discussed the proposals and other opportunities that might be available and the risks of losing current opportunities while trying to pursue other opportunities, including the risks involved with pursuing its strategic plan without a business combination transaction. Recognizing that it was early in the process, it was the consensus of the Board that, were it to decide to pursue a business combination transaction involving ICG, the price per Share should be higher than the prices currently proposed by potential acquirors regardless of the type or mix of consideration as to which the Board did not express a preference. Although no decision was made to pursue any particular transaction, the Board instructed management and UBS to initiate contact with other strategic and financial parties that UBS and management believed could be reasonably expected to be interested in pursuing a business combination transaction with ICG and to continue discussions with Arch, Company B and Company C. In order to facilitate this process, the Board created a committee to assist and advise management with respect to the process. The committee was not empowered to authorize ICG to enter into any binding agreement; any such agreement was subject to full Board approval. Cynthia B. Bezik, chair of the Audit Committee and having previous merger experience, Samuel A. Mitchell, a representative of Fairfax Financial Holdings Limited (the largest stockholder of the Company), and Wilbur L. Ross, Jr., the Chairman of the Board and the Chairman of WL Ross Group, L.P. (the second largest stockholder of the Company), were appointed as the members of the committee.

Item 4 of the Schedule 14D-9 is hereby amended to replace the 22nd paragraph under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation – Background of the Offer” with the following:

On April 3, 2011, Company C signed a confidentiality agreement with ICG. On April 7, the electronic data room was opened to all parties who had already signed confidentiality agreements and was made available to all new parties that signed confidentiality agreements. On April 8, ICG entered into a confidentiality agreement with Company E. Company E then began its due diligence. During the balance of April, the parties continued to conduct due diligence, both by reviewing documents in the electronic data room and in meetings with Company management, including management presentations to Arch, Company C and Company E. On April 11, ICG sent a draft confidentiality agreement to Company F, which had expressed to UBS an interest in considering a possible transaction with the Company.

Item 4 of the Schedule 14D-9 is hereby amended to replace the 28th paragraph under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation – Background of the Offer” with the following:

On April 26, 2011, ICG received a letter from Company D, which indicated interest in acquiring between 51% and 100% of the Shares at a premium over the current stock price. The letter did not specify a price or other valuation nor did it indicate type of consideration to be used as payment. A representative of UBS then asked a representative of Company D for an indicative price and reviewed with Company D’s representative the process for any possible business combination transaction. The representative of Company D indicated that Company D would expect its proposed price to be consistent with market premiums. The representative of Company D stated that Company D believed that such premiums would be in the range of a 20% to 30% premium to market prices. A 20% to 30% premium to market would have implied a price of $13.24 to $14.34 per Share as of April 29, 2011. The non-binding expression of interest was conditioned on due diligence, financing, internal approvals of both companies and regulatory approvals of their respective jurisdictions.

Item 4 of the Schedule 14D-9 is hereby amended to replace the 32nd paragraph under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation – Background of the Offer” with the following:

During the period from April 26, 2011 to May 1, 2011, representatives of Jones Day discussed the merger agreement and exchanged drafts with representatives of counsel to each of Company C and Arch. The representatives of Jones Day and Simpson Thacher, Arch’s counsel, also negotiated both proposed tender and voting agreements and a financing commitment was furnished to Jones Day by Simpson Thacher for review. At no time during the process did the Board, UBS or management request or propose a commitment of future employment of ICG senior management with Arch. In addition, although they were not discussed, or a factor, in the Board’s deliberations, the change in control provisions of the Company’s severance plan would have been triggered regardless of the type or mix of consideration paid by any of the potential acquirors based on the indications of interest that were received.

Item 4 of the Schedule 14D-9 is hereby amended to replace the 33rd paragraph under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation – Background of the Offer” with the following:

The Board met to discuss the status of the process on April 30, 2011. Representatives of management, UBS and Jones Day participated in the meeting. In advance of the meeting, the directors were provided with a comparison of the merger agreements proposed by Arch and Company C, as well as UBS’ financial analyses of the proposals. UBS noted that, based on Company C’s stock price on April 29, Company C’s cash and stock offer consisting of $5.23 per share in cash and the rest in stock now implied an offer price of $14.13 per Share (compared to the implied price of $13.75 per Share based on Company C’s stock prices when the proposal was submitted). Mr. Hatfield and a representative of UBS updated the Board on the status of the discussions. A representative of Jones Day summarized the key terms and open issues for the Arch and Company C proposals and discussed the Board’s fiduciary duties with respect to its consideration of all of the proposals. It was the consensus of the Board that a number of the open issues must be resolved in ICG’s favor in order to proceed further. The representative of UBS provided the directors with its financial analyses of the Arch and Company C proposals, including a review of the potential synergies provided by management related to the stock component of Company C’s proposal. Representatives of UBS also discussed the Company D letter, a copy of which had been provided to the Board. Representatives of UBS noted that Company D had not signed a confidentiality agreement or started any detailed due diligence review. It was the consensus of the Board that pursuing the Company B and Company D proposals was not in ICG’s best interests, because of, among other things, lack of specificity as to price and uncertainty of execution and that Company C’s proposal was substantially less certain than the Arch proposal, principally because it required financing and approval by shareholders of Company C. While no decision was made at the April 30 meeting, the Board instructed management and ICG’s advisors to continue to pursue a possible transaction and to ask Arch and Company C to increase their indicated prices and to negotiate the termination fee and other terms to resolve them in a manner satisfactory to ICG. The Board agreed to reconvene the next day. After the meeting, Mr. Hatfield called Mr. Eaves and the representative of UBS called a representative of Morgan Stanley & Co. Incorporated, Arch’s financial advisor, to inform them that Arch’s proposed price was insufficient. The representative of UBS called Company C’s financial advisor to ask Company C to reconsider its positions on the key open items, including the circumstances under which a termination fee would be payable by Company and remedy for failure of financing, and to request an increase in its indicated price.

Item 4 of the Schedule 14D-9 is hereby amended to replace the 4th bullet under the 1st paragraph under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation – Reasons for the Recommendation of the Board of Directors” with the following:

•

the fact that numerous third parties were contacted with respect to a possible strategic transaction and that no other party was prepared to move as quickly as Arch on terms, including with respect to price and cash-only consideration, as favorable to ICG’s stockholders as those offered by Arch taking into account (1) the risk of losing current opportunities while trying to pursue other opportunities, (2) the risk of an inadvertent leak and the potential adverse effect thereof on the Company’s business and the strategic assessment process, (3) the risk of adverse developments, including in pending litigation, and their potential effect on the strategic assessment process, and (4) that cash-only consideration provided a greater level of speed and certainty to closing of a transaction allowing the Company’s stockholders to obtain the benefits of a strategic transaction much more quickly than a non-cash only transaction;

Item 4 of the Schedule 14D-9 is hereby amended to replace the paragraph under the heading “Opinion of UBS Securities, LLC – Miscellaneous” with the following:

In the past, UBS and its affiliates have provided investment banking services to the Company and Parent unrelated to the proposed Offer and Merger, for which UBS and its affiliates received compensation, including having acted as (i) joint book-runner and joint dealer manager for various securities offerings of the Company and (ii) co-manager for a security offering of Parent. In addition, as of the date of UBS’ opinion, an affiliate of UBS was a participant in a credit facility of Parent for which it had received and, as of the date of UBS’ opinion, continued to receive fees and interest payments. The fees received by UBS and its affiliates, during the period from January 1, 2009 until prior to the date UBS issued its opinion, from investment banking services performed for Parent, were minimal relative to the total fees (i) to be received by UBS from the Company in connection with the transaction and (ii) already received during the same period by UBS and its affiliates from the Company for investment banking services performed. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Parent, and, accordingly, may at any time hold a long or short position in such securities. The Company selected UBS as its financial advisor in connection with the Offer and Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar offers and mergers and because of UBS’ familiarity with the Company and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as the last paragraph under the heading “Litigation”:

The defendants named in the West Virginia Actions (the “West Virginia Defendants”) believe that the West Virginia Actions are entirely without merit, and that they have valid defenses to all claims raised by the plaintiffs named in the West Virginia Actions (collectively, the “West Virginia Plaintiffs”). Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of the West Virginia Plaintiffs’ claims, to avoid the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation, on June 5, 2011, the parties to the West Virginia State Court Actions entered into a memorandum of understanding (the “West Virginia State MOU”) and the parties to the West Virginia Federal Court Actions entered into a memorandum of understanding (collectively with the West Virginia State MOU, the “West Virginia MOUs”) regarding a proposed settlement of all claims asserted therein. In connection with the West Virginia MOUs, the Company agreed to make certain supplemental disclosures in its Schedule 14D-9. Each settlement is contingent upon, among other things, the execution of a formal stipulation of settlement and court approval, as well as the consummation of the proposed transaction. This foregoing description of the West Virginia MOUs is qualified in its entirety by reference to the West Virginia MOUs, which are filed as Exhibits (e)(20) and (e)(21) to this Schedule 14D-9 and are incorporated by reference herein.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(e)(20)	Memorandum of Understanding, dated as of June 5, 2011. †

(e)(21)	Memorandum of Understanding, dated as of June 5, 2011. †

† Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2011

INTERNATIONAL COAL GROUP, INC.

By:	/s/ Bennett K. Hatfield
Name:	Bennett K. Hatfield
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(e)(20)	Memorandum of Understanding, dated as of June 5, 2011.

(e)(21)	Memorandum of Understanding, dated as of June 5, 2011.